S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 6-06

          March 24, 2006

SAMEX SECURES STRATEGIC LAND POSITION AT INCA PROJECT, CHILE

SAMEX has secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned  Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

“Robert E. Kell”

Vice President - Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.